Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Pony AI Inc.

小馬智行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2026)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2025

The board (the “Board”) of directors (the “Directors”) of Pony AI Inc. (the “Company”) is pleased to announce the unaudited annual consolidated results of the Company for the year ended December 31, 2025 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2024. These annual results have been prepared under generally accepted accounting principles in the United States of America (the “U.S. GAAP”) and have been reviewed by the audit committee of the Board (the “Audit Committee”).

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” heading in the “Notes to the Unaudited Condensed Consolidated Financial Statements” section).

OPERATING AND FINANCIAL PERFORMANCE HIGHLIGHTS

Latest Business Update

•

Our Robotaxi fleet size surpassed 1,400(1) as of March 25, 2026. Following our recent expansion into Croatia, Hangzhou and Changsha in March 2026, we are on track to deploy over 3,000 Robotaxis in more than 20 cities globally by the end of 2026.

•

Our Robotaxi business reached city-wide unit economics breakeven in Shenzhen in February 2026, following the same milestone achieved in Guangzhou in November 2025. In terms of scale, the number of total paid orders in Shenzhen from January to mid-February 2026(2) exceeded the aggregate number for the entire year of 2025. In addition, the daily net revenue per Gen-7 vehicle on the record peak day reached an all-time high of RMB394 in Shenzhen on March 22, 2026, with 25 orders per vehicle for the day.

* For identification purposes only

1

Highlights for the Year Ended December 31, 2025

•	Robotaxi services revenues were USD16.6 million for the year ended December 31, 2025, representing an increase of 128.6% from USD7.3 million for the year ended December 31, 2024. Notably, fare-charging revenues from Robotaxi services increased by around 400% year-over-year for the year ended December 31, 2025.

•	Total revenues were USD90.0 million for the year ended December 31, 2025, representing an increase of 20.0% from USD75.0 million for the year ended December 31, 2024.

•	Gross margin was 15.7% for the year ended December 31, 2025, compared to 15.2% for the year ended December 31, 2024.

•	Net loss was USD76.8 million for the year ended December 31, 2025, representing a decrease of 72.1% from USD275.0 million for the year ended December 31, 2024.

•	Non-GAAP net loss(3) was USD174.0 million for the year ended December 31, 2025, compared to USD132.3 million for the year ended December 31, 2024.

Notes:

(1)	As of March 25, 2026, 1,446 Robotaxi vehicles had been produced.

(2)	The period refers to the time up to February 16, 2026.

(3)	For the purpose of better reviewing and assessing the Company’s operating performance, the Company has redefined the non-GAAP adjustment items to include “changes in fair value of trading securities” within reconciliation of U.S. GAAP and non-GAAP results. The comparative figures for the prior periods have been retrospectively restated. Non-GAAP financial measures exclude share-based compensation expenses, changes in fair value of warrants liability, and changes in fair value of trading securities, and such adjustment has no impact on income tax. For further details, please see the “Reconciliation of U.S. GAAP and Non-GAAP Results” section of this annual results announcement.

2

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP net loss, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, changes in fair value of warrants liability and changes in fair value of trading securities. The Company believes that non-GAAP financial measures help identify the underlying trends in our business, provides useful information about our results of operations, and enhances the overall understanding of our past performance and future prospects.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

The following table sets forth unaudited reconciliation of U.S. GAAP and non-GAAP results for the periods indicated.

	For the Year Ended December 31,
	2024	2025
	(USD in thousands)
Net loss	(275,006)	(76,758)
Share-based compensation expenses	127,003	30,798
Changes in fair value of warrants liability	(5,617)	–
Changes in fair value of trading securities	21,285	(128,031)

Non-GAAP net loss	(132,335)	(173,991)

3

BUSINESS REVIEW AND OUTLOOK

Business Review

Pony.ai reached a significant milestone in 2025 as we entered a phase of rapid growth and large- scale commercialization. Revenues from our Robotaxi services increased by 128.6% year-over- year to USD16.6 million in 2025, with strong growth momentum maintained throughout the year. This upward trajectory further accelerated in the fourth quarter, during which Robotaxi services revenues increased by 159.5% to USD6.7 million. In particular, fare-charging revenues in the fourth quarter grew by over 500% year-over-year.

This strong growth was underpinned by the mass production and scaled deployment of our seventh- generation (“Gen-7”) Robotaxi vehicles. Our Robotaxi fleet had scaled to over 1,400 vehicles as of March 25, 2026, making us one of the largest Robotaxi operators globally and further strengthening our leading position in the autonomous driving industry. We were also the first to initiate fully Level 4 (“L4”) driverless public-facing fare-charging Robotaxi operations in designated areas of all four tier-one cities in China, namely Beijing, Shanghai, Guangzhou and Shenzhen. Our operations span a wide range of complex urban scenarios, including central business districts, airports, high- speed train stations and the University Town in Guangzhou, demonstrating our ability to operate safely and reliably during peak hours and under adverse weather conditions.

Our growing scale and operational capability were further reflected in the improving unit economics (“UE”) of our Robotaxi business. We achieved a significant operational milestone of reaching city-wide UE breakeven in Guangzhou in November 2025, shortly after the commercial launch of Gen-7 Robotaxi vehicles in late 2025, and further reached city-wide UE breakeven in Shenzhen in February 2026. In Shenzhen, the sustained momentum accelerated and the daily net revenue per Gen-7 vehicle on the record peak day reached an all-time high of RMB394, with 25 orders per vehicle on March 22, 2026. These milestones validated the economic viability of our business model, particularly given that revenue generation in early stages of ramp-up may lag certain cost items due to operational setup, customer incentives, and other upfront expenses. They also provide a stronger foundation for further fleet expansion and broader cooperation with third- party partners under our joint deployment model.

Further supporting the next phase of growth, the Company successfully completed its dual primary listing on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), raising net proceeds of more than USD800 million and bringing our cash and other investments(4) to more than USD1.5 billion as of December 31, 2025. Our listing on the Stock Exchange represented the largest initial public offering globally in the autonomous driving sector in 2025, further strengthening our capital base to support mass production, large-scale commercialization, continued innovation and expansion into new markets. This robust financial position was further supplemented by gains from our strategic equity investments in the fourth quarter of 2025, leading to a quarterly GAAP-level net profit for the period. Beyond financial returns, these investments strategically strengthened our ecosystem positioning and helped us unlock business synergies.

Our Technology Strengths

The Robotaxi stands as the first true application of physical AI, validated by real-world operations and user adoption. Leveraging our proprietary software technology, high-performance hardware integration, and years of rigorous development, our Robotaxi business has progressed beyond small-scale testing and is now entering a new stage of mass commercialization.

4

PonyWorld – A Path to Fully Driverless Level 4 Solutions

Our goal is to develop a new generation of autonomous driving solutions capable of surpassing human drivers in safety and performance. To this end, we have developed PonyWorld , a world model methodology to train L4 autonomous driving systems. Rather than relying on the traditional method of “learning by watching” human driving data, which inherently limits the performance of the system to that of a human driver, PonyWorld enables the Virtual Driver to improve through large-scale training in AI-generated scenarios. PonyWorld consists of three key components: the ability to generate realistic scenarios and sensor data, a high-fidelity simulation system, and a comprehensive set of evaluation metrics. The generative PonyWorld trains our proprietary vehicle- agnostic Virtual Driver, a full-stack system featuring integrated software and hardware.

Scale

Our rapid fleet expansion demonstrates the exceptional generalization capabilities of our L4-native architecture. Our fleet size has expanded from 270 as of December 31, 2024 to 1,446 as of March 25, 2026, and we are on track to reach over 3,000 Robotaxis at the end of 2026. This scale serves as a critical technical validator rather than just a production milestone. It demonstrates our ability to deploy autonomous driving solutions across diverse vehicle platforms, providing an important validation of our engineering and integration capabilities.

Simultaneously, we have scaled our operational design domain (“ODD”) and geographic reach, reflecting the generalization ability and robustness of our autonomous mobility solutions across increasingly diverse operating environments. Our fully driverless fleet has the ability to operate 24/7, even in inclement weather, and serves the public during peak rush hours. The continued expansion of our operating areas and service scenarios reflects the maturity and robustness of our autonomous driving stack. Our overseas expansion provides a further example of such capability. In Croatia, we are operating across a large area of central Zagreb, a city where old town meets new development. Operating in the capital’s urban core demonstrates our ability to handle complex, urban traffic rather than limited traffic and low-speed routes. Our ability to deploy in demanding environments further demonstrates the robustness of our technology.

Efficiency

During the year, we continued to improve the cost efficiency of our Robotaxi operations. Our Gen- 7 Robotaxi features full-stack hardware and software optimized for both bill of materials (“BOM”) costs and operating costs. We also leverage our original equipment manufacturer partners’ mature supply chains and after-sales networks, covering repair, maintenance, and energy replenishment, to further drive cost efficiency. These advancements position us to scale up on a positive unit economics trajectory. In addition, our operational excellence forms our competitive moat, enabling the joint deployment model. The integration of our AI Virtual Driver, scalable workflows, and third-party resources allows for accelerated business scaling.

User Experience

Our Robotaxi service has evolved from a novelty experience into a solution for high-frequency daily mobility needs, underpinned by our proprietary technology. The technology strength directly translates into a premium user experience, differentiating our Robotaxi services and supporting a balanced pricing strategy that drives improvements in UE. Rather than merely expanding coverage areas, we focus on addressing high-demand scenarios. Our AI Virtual Driver can navigate complex road conditions and rush-hour traffic safely and efficiently, enabling more convenient pick-up and drop-off points and 24/7 service. For instance, we deliver highly efficient driverless services in dense urban zones like Shenzhen’s High-Tech Area, and during the heavy snowstorm in Beijing, we remained in service as a critical mobility option when broader market availability was limited. Furthermore, our Gen-7 Robotaxi leverages advanced interactive planning to optimize vehicle control and prevent motion sickness. Ultimately, these capabilities fulfill our users’ expectations of excellence, demonstrating that our technological leadership is the core driver of our commercial success.

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Robotaxi Services

We provide Robotaxi services to drive passengers autonomously on a ride-hailing basis in vehicles integrated with our Virtual Driver. We are the first to initiate fully L4 driverless public-facing fare- charging Robotaxi operations in designated areas of all four tier-one cities in China. Our Robotaxi services are highly accessible to users through a variety of platforms, including but not limited to our proprietary PonyPilot mobile app, WeChat Mini Program, Amap, WeChat Mobility Services Platform, and Alipay Mini Program.

Accelerating Growth

In 2025, our Robotaxi services entered a phase of rapid expansion, marked by scaling-up in revenue, Robotaxi fleet size, operational footprint and user base. Revenues from our Robotaxi services increased by 128.6% year-over-year to USD16.6 million in 2025. This upward trajectory further strengthened in the fourth quarter, during which Robotaxi services revenues increased by 159.5% to USD6.7 million. In particular, fare-charging revenues in the fourth quarter grew by over 500% year-over-year. Our Robotaxi fleet had scaled to 1,446 as of March 25, 2026. Total users approached one million in China by late March 2026, nearly tripling year-on-year.

Our Robotaxi operations in Shenzhen are seeing significant momentum, with the number of paid orders from January to mid-February 2026 already exceeded the aggregate number for the entire year of 2025. In addition, the Robotaxi business reached city-wide unit economics breakeven in Shenzhen in February 2026, following the same milestone achieved in Guangzhou in November 2025. Most recently, the daily net revenue per Gen-7 vehicle on the record peak day reached an all-time high of RMB394 on March 22, 2026, with 25 orders per vehicle for the day.

This rapid expansion was fundamentally supported by the mass production of our Gen-7 Robotaxi, which supported improvements in cost efficiency, reliability and safety redundancy, including a reduction in the BOM cost of the autonomous driving kits (“ADK”) compared with the prior generations, thereby underpinning higher fleet density and broader commercial deployment. In parallel with scaled production, we continued to enhance operating efficiency and progress our Robotaxi unit economics.

Expansion across Domestic and Overseas Markets

Built on the Gen-7 groundwork, we expanded our commercial operating footprint in both China and overseas market. Domestically, our commercialized operating domains across Beijing, Shanghai, Guangzhou and Shenzhen expanded to over 2,000 square kilometers. We have established clear leadership across China’s tier-one cities, scaling our footprint further into high-density downtown districts. Our operations span complex urban scenarios, including central business districts, airports and high-speed train stations and the University Town in Guangzhou, and demonstrate the capability to operate safely and reliably during peak hours and inclement weather conditions. In March 2026, we expanded our commercial footprint into Hangzhou, a thriving new tier-one city, and Changsha, a vital commercial hub in Central China. This strategic expansion complements our established presence in the four tier-one cities and marks a significant milestone in unlocking vast commercial potential.

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Overseas, we have established a strategic footprint across eight countries in East Asia, the Middle East, and Europe by the end of 2025. Moving into 2026, we expanded our footprint into Croatia through a strategic partnership with Uber and Verne, affiliated company of Rimac Group, which proves our global technological generalization capability by tackling central Zagreb’s complex urban traffic and old town layout from day one. In the Middle East, we launched our commercial fare-charging Robotaxi service in Doha, Qatar, jointly with Mowasalat Karwa. Furthermore, on-road testing is underway in Dubai, UAE, with regulatory approval for driverless operations anticipated by late March. In Singapore, following road testing in 2025, we officially commenced autonomous vehicle operations in March 2026, in collaboration with ComfortDelGro. Building on the robust foundation, we launched our dual-engine strategy to expand into both China and overseas market. We are expected to expand our Robotaxi operational footprint to more than 20 cities globally by the end of 2026, with nearly half of these spread across the overseas market.

Ecosystem

Our ecosystem continued to strengthen as we expanded collaborations across the value chain to support the continued scaling of our Robotaxi commercialization efforts. We have attracted a growing number of partners to collaborate with us to adopt the joint deployment model, funding our vehicles and sharing economic benefits from fleet operations. This will improve our capital efficiency and thereby speed up fleet expansion.

During the year, we formed a partnership with Sunlight Mobility, further broadening our downstream deployment network and supporting fleet rollout in a wider range of operating scenarios. We elevated our collaboration with OnTime Mobility in Guangzhou to scale our Robotaxi fleet and secure recurring licensing revenues. Concurrently in Beijing, our January partnership with Beijing ATBB Travel & Express Service Co., Ltd. (“ATBB”) expands our footprint into premium business travel, successfully penetrating higher-value mobility segments.

In addition, we also achieved critical milestones across the upstream and downstream value chain. We deepened our strategic partnership with Toyota. Backed by Toyota’s platform and manufacturing expertise, we are executing our joint deployment model. Gen-7 mass production has begun, and we have secured 1,000 bZ4X vehicles this year to form the backbone of our 2026 expansion. We upgraded our strategic partnership with Beijing Automotive Industry Corporation (“BAIC”) and Guangzhou Automotive Corporation (“GAC”), to leverage their mature supply chain and after-sales network and jointly deploy vehicles in the overseas market. We also continued to deepen integration with Tencent’s WeChat Mobility Services platform in Shenzhen and Guangzhou, enhancing service connectivity and user access through established mobility platforms. Taken together, these collaborations reinforce the integrated and scalable foundation supporting our continued commercialization efforts.

7

Robotruck Services

With 80% of the tech stack shared between Robotaxi and Robotruck platforms, we continued to enhance the intelligent hub-to-hub truck freight solutions in China, positioning the Company to capture tremendous opportunities in the truck freight market. We have obtained autonomous driving public road testing permits in Beijing and Guangzhou, covering major commercially active areas (such as Yangtze River Delta, Pearl River Delta, and the Beijing-Tianjin-Hebei Region) and key transportation routes (including key cargo transportation corridors such as those between Beijing and Tianjin, Guangzhou and Shanghai, Shenzhen and Qingdao, and Qingdao and Shanghai) throughout China. At the same time, we continued to refine and verify our technology and business model across multiple commercial scenarios, including long-haul, port and container transportation, thereby further reinforcing our readiness for future large-scale commercialization.

Our Robotruck business marked a significant breakthrough in 2025. During the year, the Robotruck network has established a comprehensive footprint across strategic logistics hubs in China. Our fleet delivers consistent and robust performance across diverse environments, ranging from dynamic high-speed expressways to highly specialized applications, such as dedicated lines and ports. Further reinforcing this progress, we officially launched our fourth-generation (“Gen-4”) Robotruck, delivering substantial cost optimization through a 70% cost reduction in ADK BOM costs compared to the previous generation. The Gen-4 Robotruck is designed with fully automotive- grade components and optimized software-hardware integration, and supports a transition from internal combustion engine vehicles to electric vehicles. In addition, we deployed fully driverless Robotrucks at Jiangmen Port in Guangdong and tested “1+N” driverless platooning, where one lead truck is with safety operator followed by several driverless trucks, in extreme weather conditions in Northwest China. With this proven technology, we are able to deploy robotrucks in more ports and mining haulage scenarios. Going forward, we will accelerate the scale-up of our Robotruck business, with mass production and initial fleet deployment expected in 2026. We will continue to prioritize the expansion into high-value, high-utilization scenarios.

Licensing and Applications

Leveraging our extensive vehicle engineering and integration experience, we provide intelligent driving solutions for peripheral of vehicles to empower such vehicles to achieve higher levels of driving automation. We offer a complete suite of intelligent driving solutions to leading vehicle companies, spanning software licensing, hardware and data analytics tools. In addition, we also provide certain value-added technological services, such as vehicle integration services, and software development and licensing services, primarily to sensor and hardware component suppliers, helping them better adapt their products and solutions to autonomous driving use cases. Furthermore, we also offer vehicle-to-everything products and services to enhance road safety, and improve transportation efficiency and experience.

Our licensing and applications business also recorded solid progress in 2025. Deliveries of autonomous domain controllers increased significantly year-over-year, reaching approximately six times the level of 2024. During the year, we further expanded the application scenarios into a wider range of customers, including those in low-speed robot delivery, robot sweepers, logistics and humanoid robotics. We are also actively exploring opportunities in the robotics field. The continued expansion of customer demand and broadening application scenarios is expected to provide sustained support for the growth of the business.

Recent Developments After the Reporting Period

UE Breakeven

Following the achievement of city-wide UE breakeven in Guangzhou in the fourth quarter of 2025, the Company achieved UE breakeven in Shenzhen in February 2026, representing the second tier- one city in China where the Company has validated the economic viability of its Gen-7 Robotaxi operations.

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Mass Production

In February 2026, the first mass-produced Gen-7 bZ4X Robotaxi, developed in collaboration with Toyota Motor China and GAC Toyota, a joint venture between GAC and Toyota Motor Corporation, rolled off the production line.

Domestic Expansion

In March 2026, the Company expanded its commercial footprint into Hangzhou, a thriving new tier-one city, and Changsha, a vital commercial hub in Central China, extending its domestic presence beyond the four existing tier-one cities.

International Expansion

In March 2026, the Company commenced Robotaxi operations in Singapore, following the initiation of road testing in late 2025, marking the official public debut of its Robotaxi services in the region. In the same month, the Company extended its business footprint to Croatia through a collaboration with Uber and Verne, affiliated company of Rimac Group, enhancing its presence in Europe.

Strategic Partnerships

In January 2026, the Company entered into a partnership with ATBB, a mobility services provider specializing in premium business travel and airport transfer services, to jointly a deploy Robotaxi fleet. The partnership is expected to commence in Beijing, initially connecting passengers to Beijing Daxing International Airport.

In March 2026, the Company upgraded its strategic partnership with OnTime Mobility, a leading ride-hailing and Robotaxi operations platform in China, to jointly build a Robotaxi fleet and expand geographic coverage in the Greater Bay Area. The Company will generate recurring revenue through technology licensing of its Virtual Driver autonomous driving technology.

Business Outlook

Looking ahead to 2026, we will continue to advance the development and commercial application of our autonomous mobility technologies, with scaling remaining at the center of our strategy. Our priorities are to accelerate fleet expansion, broaden our footprint into new markets, and deepen our moats in technological innovation and operational execution. These efforts will lay a solid foundation for continued growth in both fleet size and revenue over the next few years. Specifically, we are targeting a fleet size of more than 3,000 and expanding our global footprint into more than 20 cities by the end of 2026, with nearly half of these spread across the overseas market. To achieve these goals, we will employ a dual-engine strategy, together with the joint deployment model, to accelerate our top-line growth momentum in both domestic and overseas markets.

In parallel, we will continue to invest in research and development, improve the adaptability of our technology across different regions and platforms, and optimize our cost structure and business model. In addition to our Robotaxi business, we also believe our Robotruck business and licensing and applications business offer substantial growth potential. Collectively, these efforts will support the continued scaling and commercialization of our business and strengthen our long-term growth trajectory.

Note:

(4)	Includes cash and cash equivalents, short-term investments, restricted cash and long-term debt instruments for wealth management

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MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,
	2024	2025
	(USD in thousands)
	Audited	Unaudited
Total revenues	75,025	90,001
Cost of revenues	(63,622)	(75,840)
Gross profit	11,403	14,161

Operating expenses:
Research and development expenses	(240,179)	(217,419)
Selling, general and administrative expenses	(56,747)	(57,599)
Total operating expenses	(296,926)	275,018
Loss from operations	(285,523)	(260,857)

Investment income	20,378	42,985
Changes in fair value of warrants liability	5,617	–
Changes in fair value of trading securities	(21,285)	128,031
Other income, net	5,808	13,083
Loss before income tax	(275,005)	(76,758)
Income tax expenses	(1)	–
Net loss	(275,006)	(76,758)

Revenues

Our total revenues were USD90.0 million in 2025, representing an increase of 20.0% from USD75.0 million in 2024. The increase was mainly driven by strong growth in Robotaxi services and licensing and applications revenues. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues in 2025 and 2024, respectively:

	For the Year Ended December 31,
	2024		2025
	USD	%	USD	%
	(in thousands, except percentages)
Revenues
Robotaxi services	7,266	9.7	16,607	18.5
Robotruck services	40,365	53.8	40,601	45.1
Licensing and applications	27,394	36.5	32,793	36.4
Total	75,025	100.0	90,001	100.0

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Robotaxi services revenues were USD16.6 million in 2025, representing an increase of 128.6% from USD7.3 million in 2024. Specifically, fare-charging revenues grew by close to 400%, primarily driven by growing user demand in tier-one cities, our ongoing optimizations to fleet operations, as well as robust order growth since our Gen-7 fleet launch.

Robotruck services revenues were USD40.6 million in 2025, representing an increase of 0.6% from USD40.4 million in 2024. Our deepened collaboration with Sinotrans continued to enhance fleet operations of Robotruck services.

Licensing and applications revenues were USD32.8 million in 2025, representing an increase of 19.7% from USD27.4 million in 2024. The growth was mainly driven by growing demand for our autonomous domain controller (“ADC”), primarily from robot-delivery clients.

Cost of Revenues

Cost of revenues was USD75.8 million in 2025, representing an increase of 19.2% from USD63.6 million in 2024.

Gross Profit and Gross Margin

Gross profit was USD14.2 million in 2025, representing an increase of 24.2% from USD11.4 million in 2024.

Gross margin expanded from 15.2% for the year ended December 31, 2024 to 15.7% for the year ended December 31, 2025. The improvement was mainly driven by an optimized revenue mix, with a higher contribution from Robotaxi services, which carry a relatively higher margin.

Operating Expenses

Operating expenses were USD275.0 million in 2025, representing a decrease of 7.4% from USD296.9 million in 2024. The decrease was primarily associated with the share-based compensation expenses recognized related to the US IPO in the fourth quarter of 2024. Non-GAAP operating expenses(5) were USD244.2 million in 2025, representing an increase of 43.7% from USD169.9 million in 2024.

Research and development expenses were USD217.4 million in 2025, representing a decrease of 9.5% from USD240.2 million in 2024. Non-GAAP research and development expenses(5) were USD196.3 million in 2025, representing an increase of 42.5% from USD137.8 million in 2024. The increase primarily reflected the expansion of our R&D personnel to enhance our capacity for large-scale deployment and Gen-7 vehicle development expenses. We plan to maintain our strategic investments in AI technology and talent, aiming to further enhance our technological capabilities, optimize BOM costs, and steadily advance our intelligent driving solutions to better serve our users.

Selling, general and administrative expenses were USD57.6 million in 2025, representing an increase of 1.5% from USD56.7 million in 2024. Non-GAAP selling, general and administrative expenses(5) were USD47.9 million in 2025, representing an increase of 49.1% from USD32.1 million in 2024. The increase was primarily driven by higher personnel expenses incurred to support the accelerated deployment of large-scale commercial operations and increased professional service fees.

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Loss from operations

As a result of the foregoing, loss from operations was USD260.9 million for the year ended December 31, 2025, compared to USD285.5 million for the year ended December 31, 2024. Non-GAAP loss from operations(5) was USD230.1 million for the year ended December 31, 2025, compared to USD158.5 million for the year ended December 31, 2024, primarily driven by higher operating expenses incurred to support our ongoing business expansion and enhance our R&D capabilities.

Changes in fair value of trading securities

Changes in fair value of trading securities resulted in a gain of USD128.0 million for the year ended December 31, 2025, compared to a loss of USD21.3 million for the year ended December 31, 2024.

Net loss

Net loss was USD76.8 million for the year ended December 31, 2025, representing a decrease of 72.1% from USD275.0 million for the year ended December 31, 2024, primarily attributable to an increase in fair value of trading securities. Non-GAAP net loss(5) was USD174.0 million for the year ended December 31, 2025, representing an increase of 31.5% from USD132.3 million for the year ended December 31, 2024, primarily driven by higher operating expenses incurred to support our ongoing business expansion and enhance our R&D capabilities. We are making front-loaded investment to drive our Robotaxi commercialization at a quicker pace and enhance our R&D capabilities.

Basic and Diluted Net Loss per Ordinary Share

Basic and diluted net loss per ordinary share was both USD0.35 for the year ended December 31, 2025, compared to USD2.40 for the year ended December 31, 2024. Non-GAAP basic and diluted net loss(5) per ordinary share was both USD0.47 for the year ended December 31, 2025, compared to USD1.15 for the year ended December 31, 2024.

Liquidity and Source of Funding and Borrowing

In 2025, the Group has financed its operations primarily through our existing cash and capital resources. The Group had cash and cash equivalents, short-term investments, restricted cash and long-term debt instruments for wealth management of USD1,514.8 million and USD825.1 million as of December 31, 2025 and 2024, respectively.

The net cash used in operating activities was USD165.0 million in 2025, compared with USD110.8 million in 2024.

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Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated subsidiaries, associated companies or joint ventures during the year ended December 31, 2025.

Pledge of Assets

As at December 31, 2025, none of our assets were pledged.

Future Plans for Material Investments or Capital Asset

The Group did not have detailed future plans for material investments or capital assets as at December 31, 2025.

Gearing Ratio

As at December 31, 2025, the Company’s gearing ratio, calculated as total liabilities divided by total assets was 5.7%, compared with 7.8% as at December 31, 2024.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

The functional currency of our foreign subsidiaries is the local currency or U.S. dollar depending on the nature of the subsidiaries’ activities.

Foreign currency transactions recognized in the consolidated statements of operations are converted to the functional currency by applying the exchange rate prevailing on the date of the transaction. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging strategies as of December 31, 2025. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

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Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations, other than its impact on the general economy. Nonetheless, if our costs were to become subject to inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Contingent Liabilities

The Company had no material contingent liabilities as at December 31, 2025.

Capital Commitment and Capital Expenditure

The Company had no capital commitment as of December 31, 2025.

The Company’s capital expenditure for the year 2026 is expected to be financed by its existing cash resources, including the proceeds from the Global Offering and prior financing activities.

Employees and Remuneration

As at December 31, 2025, the Company had a total of 1,669 employees.

As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial government, including pension, maternity insurance, unemployment insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We also purchase commercial health and accidental insurance for our employees.

Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group’s business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development.

We regularly provide training programs to our employees of different departments. Such training programs include technical and engineering trainings as well as general career development. To attract top talents and cultivate a culture of collaboration, we also invested in mentorship programs that are open to employees of all levels.

Notes:

(5)	Non-GAAP financial measures exclude share-based compensation expenses, changes in fair value of warrants liability, and changes in fair value of trading securities, and such adjustment has no impact on income tax. For further details, please see the “Reconciliation of U.S. GAAP and Non-GAAP Results” section of the annual results announcement.

14

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Code on Corporate Governance Practices

The class A ordinary shares of the Company (“Class A Ordinary Shares”) were only listed on the Stock Exchange on November 6, 2025 (“Listing Date”). During the period from the Listing Date to the date of this announcement, we have complied with all of the applicable code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Appendix C1 to the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate Chairman of the Board and chief executive officer (“Chief Executive Officer” ) of the Company and Dr. Jun Peng (“Dr. Peng”) currently performs these two roles. The Board believes that, in view of Dr. Peng’s experience, personal profile and his roles in our Company as mentioned above, Dr. Peng is the Director best suited to identify strategic opportunities and focus on the Board due to his extensive understanding of our business as our Chief Executive Officer. Our Board also believes that the combined roles of both chairperson and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and our Board. Our Board will continue to review and consider splitting the roles of Chairman of the Board and the Chief Executive Officer if and when it is appropriate taking into account the circumstances of the Group as a whole.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted a code of conduct regarding directors’ securities transactions on terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers (“Model Code”) as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors, and they have confirmed that they have complied with the Model Code during the period from the Listing Date to the date of this announcement.

15

REVIEW OF FINANCIAL STATEMENTS BY THE AUDIT COMMITTEE

We have established the Audit Committee with written terms of reference in compliance with Rule 3.21 of the Listing Rules and paragraph D.3 of Part 2 of the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee consists of three independent non-executive Directors, namely, Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed. Mr. Jackson Peter Tai serves as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2025 and has met with the independent auditor, Messrs. Deloitte Touche Tohmatsu (“Deloitte”). The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

SCOPE OF WORK OF MESSRS. DELOITTE TOUCHE TOHMATSU

The figures in respect of the Company’s unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of operations and comprehensive loss, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2025 as set out in this announcement have been agreed by the Company’s auditor, Deloitte, to the amounts set out in the Company’s unaudited consolidated financial statements for the year. Deloitte has performed the work in accordance with the Hong Kong Standard on Related Services (HKSRS) 4400 (Revised) “Agreed-upon Procedures Engagements” and with reference to Practice Note 730 (Revised) “Guidance for Auditors Regarding Preliminary Announcements of Annual Results” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).” The work performed by Deloitte in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by Deloitte on this announcement.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities or Sale of Treasury Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the Stock Exchange and Nasdaq or sold any treasury Shares (as defined under the Listing Rules) during the period from the Listing Date to December 31, 2025. As at December 31, 2025, the Company did not hold any treasury Shares (as defined under the Listing Rules).

Material Litigation

The Company was not involved in any material litigation or arbitration during the year ended December 31, 2025. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group since the Listing Date and up to the date of this announcement.

16

Events after the Reporting Period

Save as disclosed in this announcement, no important events affecting the Group occurred since December 31, 2025 and up to the date of this preliminary annual results announcement.

Dividend

The Board did not recommend the distribution of an annual dividend for the year ended December 31, 2025.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, such as the expected fleet size and expected city deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and announcements on the website of the Stock Exchange. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

17

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	Note	2024	2025
		USD	USD
Revenues
Service revenues		67,415	56,714
Product revenues		7,610	33,287

Total Revenues	6	75,025	90,001

Cost of revenues		(63,622)	(75,840)

Gross profit		11,403	14,161

Operating expenses:
Research and development expenses		(240,179)	(217,419)
Selling, general and administrative expenses		(56,747)	(57,599)

Total operating expenses		(296,926)	(275,018)

Loss from operations		(285,523)	(260,857)

Investment income		20,378	42,985
Changes in fair value of warrants liability		5,617	–
Changes in fair value of trading securities		(21,285)	128,031
Other income, net		5,808	13,083

Loss before income tax		(275,005)	(76,758)
Income tax expenses	8	(1)	–

Net loss		(275,006)	(76,758)

Net (loss) income attributable to non-controlling interests		(885)	57,211

Net loss attributable to Pony AI Inc.		(274,121)	(133,969)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share, basic and diluted	7	114,318,765	379,914,317
Net loss per ordinary share, basic and diluted		(2.40)	(0.35)

18

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	Note	2024	2025
		USD	USD
Net loss		(275,006)	(76,758)

Other comprehensive income (loss):
Foreign currency translation adjustments		(2,952)	3,933
Unrealized gain (loss) on available-for-sale investments		16,089	(30,609)

Total other comprehensive income (loss)		13,137	(26,676)

Total comprehensive loss		(261,869)	(103,434)

Less: Comprehensive income attributable to non-controlling interests		6,444	45,568

Total comprehensive loss attributable to Pony AI Inc.		(268,313)	(149,002)

19

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	Note	2024 USD	2025 USD
Assets
Current assets:
Cash and cash equivalents		535,976	293,489
Restricted cash, current		21	1,936
Short-term investments		209,035	872,158
Accounts receivable, net	4	28,555	23,644
Amounts due from related parties, current		8,322	11,338
Prepaid expenses and other current assets		52,713	48,074

Total current assets		834,622	1,250,639

Non-current assets:
Restricted cash, non-current		175	288
Property, equipment and software, net		17,241	60,467
Operating lease right-of-use assets		13,342	14,811
Long-term investments		130,799	454,942
Prepayment for long-term investments		52,823	25,000
Other non-current assets		1,819	6,690

Total non-current assets		216,199	562,198

Total assets		1,050,821	1,812,837

Liabilities and Shareholders’ Equity Current liabilities:
Accounts payable and other current liabilities	5	66,548	85,261
Operating lease liabilities, current		3,438	4,792
Amounts due to related parties, current		900	1,422

Total current liabilities		70,886	91,475

Operating lease liabilities, non-current		9,835	10,375
Other non-current liabilities		1,389	1,988

Total non-current liabilities		11,224	12,363

Total liabilities		82,110	103,838

Total Pony AI Inc. shareholders’ equity		951,122	1,652,277

Non-controlling interests		17,589	56,722

Total shareholders’ equity		968,711	1,708,999

Total liabilities and shareholders’ equity		1,050,821	1,812,837

20

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2024 USD	2025 USD
Net cash used in operating activities	(110,758)	(164,955)
Net cash used in investing activities	(181,267)	(889,160)
Net cash provided by financing activities	407,389	814,833
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(5,397)	(1,177)

Net change in cash, cash equivalents and restricted cash	109,967	(240,459)

Cash, cash equivalents and restricted cash at beginning of the year	426,205	536,172

Cash, cash equivalents and restricted cash at end of the year	536,172	295,713

21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1	GENERAL INFORMATION

Pony AI Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 4, 2016. The Company and its Subsidiaries (collectively, the “Group”) is an artificial intelligence technology company that principally engaged in the operation and development of autonomous vehicles. The Group conducts its operation mainly in the People’s Republic of China (“PRC”) and the United States of America (“U.S.”) through subsidiaries.

2	BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year.

3	DIVIDEND

No dividend was paid or proposed for ordinary shareholders of the Company during the years ended December 31, 2024 and 2025, nor has any dividend been proposed since the end of the reporting period to the date of this annual results announcement.

4	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2024	2025
	Audited	Unaudited
Accounts receivable, gross	29,283	25,792
Allowance for doubtful accounts	(728)	(2,148)

Accounts receivable, net	28,555	23,644

An aging analysis based on invoice dates is as follows:

	As of December 31,
	2024	2025
	Audited	Unaudited
Within 3 months	19,206	12,034
Between 3 months and 6 months	847	4,385
Between 6 months and 1 year	2,515	4,245
More than 1 year	5,987	2,980

Total	28,555	23,644

5.             ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

Included in accounts payable and other current liabilities are accounts payables of $17,258 (2024: $15,128) and their aging analysis is as follows:

	As of December 31,
	2024	2025
	Audited	Unaudited
Within 1 year	15,099	16,524
More than 1 year	29	734

Total	15,128	17,258

6              REVENUE

Revenues disaggregated by nature for the years ended December 31, 2024 and 2025 consist of the following:

	Year Ended December 31,
	2024	2025
	Audited	Unaudited
Provision of services	67,415	56,714
Sales of products	7,610	33,287

Total	75,025	90,001

Revenues disaggregated by timing of revenue recognition for the years ended December 31, 2024 and 2025 consist of the following:

	Year Ended December 31,
	2024	2025
	Audited	Unaudited
A point in time	31,551	44,794
Overtime	43,474	45,207

Total	75,025	90,001

7	NET LOSS PER SHARE

Basic and diluted net loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2024 and 2025. The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2024	2025
	Audited	Unaudited
Numerator:
Net loss attributable to ordinary shareholders	(274,121)	(133,969)

Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	114,318,765	379,914,317

Net loss per share and per ADS, basic and diluted	(2.40)	(0.35)

8	TAXATION

The Group is registered in the Cayman Islands and mainly operates in two taxable jurisdictions – the PRC and the U.S. The Group’s loss before income tax for the years ended December 31, 2024 and 2025, is as follows:

	Year ended December 31,
	2024	2025
	Audited	Unaudited
Loss from the PRC operations	(170,259)	(18,221)
Loss from non-PRC operations	(104,746)	(58,537)
Loss before income tax	(275,005)	(76,758)
Income tax benefits applicable to the PRC operations	1	1
Income tax expenses applicable to non-PRC operations	(2)	(1)

Total income tax expenses	(1)	–

RECONCILIATION OF U.S. GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2024	2025
	USD	USD
Research and development expenses	(240,179)	(217,419)
Share-based compensation expenses	102,383	21,115

Non-GAAP research and development expenses	(137,796)	(196,304)

Selling, general and administrative expenses	(56,747)	(57,599)
Share-based compensation expenses	24,620	9,683

Non-GAAP selling, general and administrative expenses	(32,127)	(47,916)

Operating expenses	(296,926)	(275,018)
Share-based compensation expenses	127,003	30,798

Non-GAAP operating expenses	(169,923)	(244,220)

Loss from operations	(285,523)	(260,857)
Share-based compensation expenses	127,003	30,798

Non-GAAP loss from operations	(158,520)	(230,059)

Net loss	(275,006)	(76,758)
Share-based compensation expenses	127,003	30,798
Changes in fair value of warrants liability	(5,617)	–
Changes in fair value of trading securities	21,285	(128,031)

Non-GAAP net loss[1]	(132,335)	(173,991)

Net loss attributable to Pony AI Inc.	(274,121)	(133,969)
Share-based compensation expenses	127,003	30,798
Changes in fair value of warrants liability	(5,617)	–
Changes in fair value of trading securities	21,285	(75,613)

Non-GAAP net loss attributable to Pony AI Inc.	(131,450)	(178,784)

	For the Year Ended December 31,
	2024	2025
	USD	USD
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share, basic and diluted	114,318,765	379,914,317
Non-GAAP net loss per ordinary share, basic and diluted	(1.15)	(0.47)

Net cash used in operating activities	(110,758)	(164,955)
Capital expenditures	(11,397)	(43,875)

Free cash flows[2] (Non-GAAP)	(122,155)	(208,830)

Notes:

1	Such adjustments have no impact on income tax for the years ended December 31, 2024 and 2025, as no deferred tax has been recognized in respect of the temporary differences arising from these Non-GAAP adjustments.

2	Free Cash Flows are a non-GAAP measure, commonly defined as cash flows from operating activities as presented in the statement of cash flows, less capital expenditures. However, in the context of the Company, operating cash flows are a cash out (i.e., a cash outflow). Free Cash Flows represent the total of operating cash outflows plus capital expenditures. This metric reflects the Company’s important cash outflows, as it combines the funds required to maintain operations and invest in growth.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.pony.ai/). The printed copy of the annual report will be dispatched to the Company’s shareholders on request and made available for review on the same websites in due course.

By order of the Board
Pony AI Inc.
Dr. Jun Peng
Chairman of the Board and Chief Executive Officer

Hong Kong, March 26, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive Directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive Directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as independent non-executive Directors.